Exhibit 1

Consent of Independent Auditors

The Board of Directors

Danka Business Systems PLC:

We consent to incorporation by reference in the registration statements (Nos. 333-00933, 333-83936, 333-83938, 333-87042 and 333-89837) on Form S-8 of Danka Business Systems PLC, of our report dated May 20, 2003, relating to the statements of net assets available for benefits of the Danka Office Imaging Company 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended and the related schedule of assets (held at end of year), which report appears in the December 31, 2002 annual report on Form 11-K of the Danka Office Imaging Company 401(k) Profit Sharing Plan.

KPMG LLP

Tampa, Florida

July 16, 2003